UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO

RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

June 19, 2015

Commission File Number 001-33725

Textainer Group Holdings Limited

(Translation of Registrant’s name into English)

Century House

16 Par-La-Ville Road

Hamilton HM 08

Bermuda

(441) 296-2500

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.    Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable

This report contains a copy of the minutes of the 2015 Annual General Meeting of Shareholders held on May 21, 2015.

Exhibit

1.	Minutes of the 2015 Annual General Meeting of Shareholders of Textainer Group Holdings Limited held on May 21, 2015

Exhibit 1

Textainer Group Holdings Limited

MINUTES OF

THE 2015 ANNUAL GENERAL MEETING OF SHAREHOLDERS

On Thursday, May 21, 2015, at 9:00 a.m. (local time), Textainer Group Holdings Limited, a Bermuda company (the “Company”), held its 2015 Annual General Meeting of Shareholders (the “2015 Annual Meeting”) at The Fairmont Southampton, 101 South Shore Road, Southampton, Bermuda. The close of business on April 1, 2015 was fixed as the record date for determining the holders of record (the “Shareholders”) of the Company’s common shares, $0.01 par value per share (“Common Shares”), entitled to notice of and to vote at the 2015 Annual Meeting (including any postponement or adjournment(s) thereof). Notice of the 2015 Annual Meeting was given to the Shareholders pursuant to a Notice of 2015 Annual General Meeting of Shareholders dated April 15, 2015, which, together with the accompanying Proxy Statement and the accompanying Proxy Card, was first mailed to the Shareholders on or about April 15, 2015. As of April 1, 2015, there were 56,983,324 Common Shares issued and outstanding. A total of 49,585,247 Common Shares issued and outstanding as of April 1, 2015 were present in person or by proxy at the 2015 Annual Meeting, representing 87.0% of the total Common Shares issued and outstanding as of April 1, 2015.

CHAIRMAN AND SECRETARY

Neil I. Jowell served as chairman of the 2015 Annual Meeting (the “Chairman”) and Dan Cohen, Assistant Company Secretary, served as secretary of the 2015 Annual Meeting.

CONFIRMATION OF NOTICE AND QUORUM

The Chairman confirmed that notice of the 2015 Annual Meeting had been given to all of the Shareholders and that a quorum was present.

THE MEETING

The Chairman then proposed for consideration by the Shareholders the following resolutions, each of which was duly adopted as indicated below:

PROPOSAL ONE: APPROVAL OF RE-ELECTION OF CLASS II DIRECTORS

WHEREAS, based upon the recommendation of the Corporate Governance and Nominating Committee, the Board of Directors has nominated each of the following individuals to stand for re-election, in each case, as a Class II director of the Company, at the 2015 Annual Meeting:

Mr. Philip K. Brewer

Mr. Isam K. Kabbani

Mr. James E. McQueen

RESOLVED, that Mr. Philip K. Brewer be, and hereby is, re-elected as a Class II director of the Company;

For: 38,137,316 Common Shares, representing 87.9% of the Common Shares issued and outstanding as of April 1, 2015 present in person or by proxy and voting thereon.

Against: 5,191,426 Common Shares, representing 12.0% of the Common Shares issued and outstanding as of April 1, 2015 present in person or by proxy and voting thereon.

Non-votes: 6,207,854 Common Shares, representing 10.9% of the Common Shares issued and outstanding as of April 1, 2015.

Abstain: 48,651 Common Shares, representing 0.1% of the Common Shares issued and outstanding as of April 1, 2015 present in person or by proxy and voting thereon.

RESOLVED FURTHER, that Mr. Isam K. Kabbani be, and hereby is, re-elected as a Class II director of the Company;

For: 37,607,035 Common Shares, representing 86.7% of the Common Shares issued and outstanding as of April 1, 2015 present in person or by proxy and voting thereon.

Against: 5,716,722 Common Shares, representing 13.2% of the Common Shares issued and outstanding as of April 1, 2015 present in person or by proxy and voting thereon.

Non-votes: 6,207,854 Common Shares, representing 10.9% of the Common Shares issued and outstanding as of April 1, 2015.

Abstain: 53,636 Common Shares, representing 0.1% of the Common Shares issued and outstanding as of April 1, 2015 present in person or by proxy and voting thereon.

RESOLVED FURTHER, that Mr. James E. McQueen be, and hereby is, re-elected as a Class II director of the Company.

For: 35,508,693 Common Shares, representing 81.7% of the Common Shares issued and outstanding as of April 1, 2015 present in person or by proxy and voting thereon.

Against: 7,819,000 Common Shares, representing 18.0% of the Common Shares issued and outstanding as of April 1, 2015 present in person or by proxy and voting thereon.

Non-votes: 6,207,854 Common Shares, representing 10.9% of the Common Shares issued and outstanding as of April 1, 2015.

Abstain: 49,700 Common Shares, representing 0.1% of the Common Shares issued and outstanding as of April 1, 2014 present in person or by proxy and voting thereon.

PROPOSAL TWO: APPROVAL OF ANNUAL AUDITED FINANCIAL STATEMENTS FOR THE FISCAL YEAR ENDED DECEMBER 31, 2014

WHEREAS, the Board of Directors of the Company has approved the annual audited financial statements of the Company for the fiscal year ended December 31, 2015, a copy of which is included in the Company’s 2014 Annual Report to Shareholders and laid before the Shareholders at the 2015 Annual Meeting (the “2014 Financial Statements”).

RESOLVED, that the 2014 Financial Statements, as included in the Company’s 2014 Annual Report to Shareholders be, and they hereby are, approved.

For: 49,268,819 Common Shares, representing 99.4% of the Common Shares issued and outstanding as of April 1, 2015 present in person or by proxy and voting thereon.

Against: 54,835 Common Shares, representing 0.1% of the Common Shares issued and outstanding as of April 1, 2015 present in person or by proxy and voting thereon.

Abstain: 261,593 Common Shares, representing 0.5% of the Common Shares issued and outstanding as of April 1, 2015 present in person or by proxy and voting thereon.

PROPOSAL THREE: APPROVAL OF RE-APPOINTMENT OF KPMG LLP AS INDEPENDENT AUDITORS FOR THE FISCAL YEAR ENDING DECEMBER 31, 2015 AND AUTHORIZATION FOR THE BOARD OF DIRECTORS, ACTING THROUGH THE AUDIT COMMITTEE, TO FIX THE REMUNERATION OF THE INDEPENDENT AUDITORS FOR THE FISCAL YEAR ENDING DECEMBER 31, 2015

WHEREAS, the Board of Directors has ratified the approval of the Audit Committee of the Board of Directors (the “Audit Committee”) of the re-

appointment of KPMG LLP, an independent registered public accounting firm, to act as the Company’s independent auditors for the fiscal year ending December 31, 2015.

RESOLVED, that the re-appointment of KPMG LLP to act as the Company’s independent auditors for the fiscal year ending December 31, 2015 and the authorization for the Board of Directors through the Audit Committee to fix the remuneration of the Company’s independent auditors for the fiscal year ending December 31, 2015 be, and they hereby, are approved.

For: 49,314,367 Common Shares, representing 99.5% of the Common Shares issued and outstanding as of April 1, 2015 present in person or by proxy and voting thereon.

Against: 110,874 Common Shares, representing 0.2% of the Common Shares issued and outstanding as of April 1, 2015 present in person or by proxy and voting thereon.

Abstain: 160,006 Common Shares, representing 0.3% of the Common Shares issued and outstanding as of April 1, 2015 present in person or by proxy and voting thereon.

PROPOSAL FOUR: APPROVAL OF AN AMENDMENT AND RESTATEMENT OF THE 2007 SHARE INCENTIVE PLAN AS THE 2015 SHARE INCENTIVE PLAN, TO INCREASE THE MAXIMUM NUMBER OF COMMON SHARES THAT MAY BE GRANTED TO SUCH PLAN BY 2,000,000 SHARES FROM 5,276,871 SHARES TO 7,276,871 SHARES, AND TO EXTEND THE TERM OF SUCH PLAN FOR TEN YEARS FROM THE DATE OF THE 2015 ANNUAL MEETING

WHEREAS, the Board of Directors approved the amendment and restatement of the Company’s 2007 Share Incentive Plan as the 2015 Share Incentive Plan (the “Plan”) in order to increase the maximum number of Common Shares that may be granted pursuant to the Plan by 2,000,000 shares from 5,276,871 shares to 7,276,871 shares, and (ii) extend the term of the Plan by ten years from the date of the 2015 Annual Meeting.

RESOLVED, that the amendment and restatement of the Company’s 2007 Share Incentive Plan as the 2015 Share Incentive Plan (the “Plan”) in order to increase the maximum number of Common Shares that may be granted pursuant to the Plan by 2,000,000 shares from 5,276,871 shares to 7,276,871 shares, and (ii) extend the term of the Plan by ten years from the date of the 2015 Annual Meeting be, and they hereby, are approved by the Shareholders.

For: 42,685,927 Common Shares, representing 98.4% of the Common Shares issued and outstanding as of April 1, 2015 present in person or by proxy and voting thereon.

Against: 563,414 Common Shares, representing 1.3% of the Common Shares issued and outstanding as of April 1, 2015 present in person or by proxy and voting thereon.

Non-votes: 6,207,854 Common Shares, representing 10.9% of the Common Shares issued and outstanding as of April 1, 2015.

Abstain: 128,052 Common Shares, representing 0.3% of the Common Shares issued and outstanding as of April 1, 2015 present in person or by proxy and voting thereon.

OTHER BUSINESS

No other business was brought before the meeting.

CLOSE OF MEETING

There being no further business, the 2015 Annual Meeting then concluded.

Minutes prepared by:	Confirmed by:

/s/ Dan Cohen	/s/ Neil I. Jowell
Dan Cohen	Neil I. Jowell
Assistant Company Secretary	Chairman
Date: June 19, 2015	Date: June 19, 2015

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 19, 2015

Textainer Group Holdings Limited

/s/ Philip K. Brewer
Philip K. Brewer President and Chief Executive Officer